# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRF S.A., CIK 0001122491
CUSIP: 10552T107
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 14401 Av. Das Nacoes Unidas 22nd Floor, Chac Santo Antonio, Sao Paulo - SP, Brazil (D5), 04730 090
Date of event which requires filing of this statement: 09/04/2025
Filed by CIK 0001767640
Persons authorized to receive notices and communications: Sulaiman AlRumaih c/o SALIC, Business Gate, Building 6, 7452, Airport Branch Rd Qurtubah, Unit No. 2, Ar Riyadh, Saudi Arabia (T0), 13244-2327, 966 112681 333

## Reporting persons
- SALIC International Investment Company: type of reporting person: corporation (CO); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Saudi Agricultural and Livestock Investment Company: type of reporting person: corporation (CO); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Public Investment Fund (CIK 0001767640): type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Sovereign Wealth Fund of Saudi Arabia

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: BRF S.A.
Address of issuer's principal executive offices: 14401 Av. Das Nacoes Unidas 22nd Floor, Chac Santo Antonio, Sao Paulo - SP, Brazil (D5), 04730 090
Comment:
Explanatory Note

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") to the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 10, 2023 (as amended to date, the "Schedule 13D"), relating to the common shares, no par value (the "Common Shares"), of BRF S.A., a Brazilian corporation (the "Issuer") is being filed solely to correct an error in Amendment No. 1 to the Schedule 13D filed on September 26, 2025 ("Amendment No. 1"). The signatory for the Public Investment Fund on Amendment No. 1 was incorrectly listed as Name: Yasir O. Al Rumayyan, Title: Governor, and should have instead been Name: Ahmad Alfilimbany, Title: Head of Investment Operations Department.

## Signatures
- SALIC International Investment Company: /s/ Sulaiman AlRumaih, Sulaiman AlRumaih, Chief Executive Officer (09/04/2025)
- Saudi Agricultural and Livestock Investment Company: /s/ Sulaiman AlRumaih, Sulaiman AlRumaih, Chief Executive Officer (09/04/2025)
- The Public Investment Fund: /s/ Ahmad Alfilimbany, Ahmad Alfilimbany, Head of Investment Operations Department (09/04/2025)